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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                       Southern Financial Bancorp., Inc.
                   -----------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                   -----------------------------------------
                         (Title of Class of Securities)

                                    84287110
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 7 Pages

                         Index to Exhibits is on Page 6


SEC 1745 (2-95)                 Page 1 of 8 pages

CUSIP NO. 84287110                  13G                   PAGE  2  OF 7  PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jane Marvel Garnett
       ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [  X   ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


                    5    SOLE VOTING POWER

                           94,607



   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                  94,607



                    8    SHARED DISPOSITIVE POWER




9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       94,607



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

       The aggregate amount in Row (9) excludes 1,028 shares owned by Jane Marvel Garnett's husband.


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.83%


12   TYPE OF REPORTING PERSON*

       IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages

CUSIP NO. 84287110                  13G                   PAGE  3  OF 7  PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       DAVID G. BOOTH
       ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [  X   ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


                    5    SOLE VOTING POWER

                           1,028



   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                  1,028



                    8    SHARED DISPOSITIVE POWER




9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,028



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

       THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES 94,607 SHARES OWNED BY DAVID G. BOOTH'S WIFE.


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       .06%


12   TYPE OF REPORTING PERSON*

       IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages

                                                             Page 4 of 7 Pages


Item 1.

          The issuer to which this statement relates is Southern Financial Bancorp., Inc. (the "Issuer"), whose principal executive offices are located at 37 E. Main Street, Warrenton, Virginia 22186.

Item 2.

          The persons filing this statement are Jane Marvel Garnett and David G. Booth (the "Reporting Persons"). The Reporting Persons are citizens of the United States. Jane Marvel Garnett resides at 15 Garden Place, Brooklyn, New York 11201. David G. Booth's principal business address is East Ferry Investors, Inc., 15 Garden Place, Brooklyn, New York 11201. The class of equity securities to which this statement relates is the Common Stock, $0.01 par value ("Common Stock"), of the Issuer. The cusip number of the Common Stock of the Issuer owned by the Reporting Persons is 84287110.

Item 3.

          Not applicable.

Item 4.   Ownership

          See pages 2 and 3 of this Schedule 13G.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          The members of the group filing this Schedule are Jane Marvel Garnett and David G. Booth. Ms. Garnett and Mr. Booth are married to each other.

                                                               Page 5 of 7 Pages


Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 1998



                                        By: /s/ Jane Marvel Garnett
                                            ------------------------------
                                             Jane Marvel Garnett


                                        By: /s/ David G. Booth
                                            ------------------------------
                                             David G. Booth

                                                               Page 6 of 7 Pages


                               Index to Exhibits

Exhibit                                                        Page No.
-------                                                        --------

Exhibit A -- Joint Filing Agreement, dated February 1, 1998.